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SO 3/6/03

SECURITIES 03014842 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41666

RECEIVED MAR 06 2003 187 SECTION PROCESSING

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BCR CAPITAL CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9449 PRIORITY WAY, WEST DRIVE
(No. and Street)

INDIANAPOLIS (City) INDIANA (State) 46240 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

REX M. CRAIG (317) 705-2060
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICE & GARTRELL, P.C.
(Name – *if individual, state last, first, middle name*)

8465 KEYSTONE CROSSING, SUITE 195 (Address) INDIANAPOLIS (City) IN (State) 46240 (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 21 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, REX M. CRAIG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BCR CAPITAL CORPORATION, as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRES

Title

Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent Auditor's Report on Internal Accounting Control

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

PRICE & GARTRELL, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholders
BCR Capital Corporation
Indianapolis, Indiana

Independent Auditor's Report

We have audited the accompanying statement of financial condition of BCR Capital Corporation as of December 31, 2002 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of BCR Capital Corporation as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained on page 7 through 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a – 5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Price & Gartrell, P.C.

PRICE & GARTRELL, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

February 12, 2003

Stephen D. Price, C.P.A.
H. Lynn Gartrell, C.P.A.
Joseph G. Miller, Jr., C.P.A.
Frank T. Crislip, Jr., C.P.A.

8465 KEYSTONE CROSSING, SUITE 195 • INDIANAPOLIS, INDIANA 46240
(317) 257-4100 • FAX (317) 205-7005 • EMAIL pgpc@on-net.net

BCR CAPITAL CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$	14,283
Prepaid insurance		808
Office equipment (net of accumulated depreciation of $404)		47
	$	15,138

SHAREHOLDERS' EQUITY

Stockholders' equity:		
Common stock, $1 stated value		
Authorized – 1,000 shares		
Issued and outstanding – 300 shares	$	300
Additional paid-in capital		466,500
Retained earnings (deficit)		(451,662)
	$	15,138

See accompanying notes to financial statements.

BCR CAPITAL CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUE	
Fees	$ 44,500
EXPENSES	
Compensation and benefits	53,655
Accounting fees	1,350
Occupancy	57,866
Administrative expenses	24,594
Reimbursements from office sharing arrangements	(56,972)
	80,493
NET LOSS	$ (35,993)

See accompanying notes to financial statements.

BCR CAPITAL CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings
Balance at January 1, 2002	$ 300	$ 434,500	$ (415,669)
Contributed capital		32,000	
Net loss			(35,993)
Balance at December 31, 2002	$ 300	$ 466,500	$ (451,662)

See accompanying notes to financial statement.

BCR CAPITAL CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Operating Activities	
Net loss	$ (35,993)
Depreciation expense	30
Increase in prepaid insurance	(290)
Net cash used for operating activities	(36,253)
Financing Activities	
Contributions to capital	32,000
Distribution	0
Net cash provided by financing activities	32,000
Decrease in cash	4,253
Cash equivalents at beginning of year	18,536
Cash and cash equivalents at end of year	$ 14,283

See accompanying notes to financial statements.

BCR CAPITAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

BCR Capital Corporation (the "Company") was organized and incorporated on June 21, 1989, and is engaged in the business of debt placement and selling of limited partnership interests primarily in Indiana.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES

Federal income taxes have not been provided because the stockholders elected to be treated to an S Corporation for income tax purposes as provided in Section 1362(a) of the Internal Revenue Code. As such, the corporate income or loss and credits are passed to the stockholders and combined with their personal income and deductions to determine taxable income on their individual tax returns. The election continues unless the Company becomes disqualified or until the election is revoked voluntarily. The Company has been an S Corporation since inception and therefore is not subject to the built-in gains tax on the sale of any of its assets. There are no significant temporary differences between reporting for tax and financial statement purposes.

REVENUE

Fees and commissions are recognized when the applicable transaction is completed.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $ 14,330 which was $ 9,330 in excess of its required net capital of $5,000. The Company's net capital ratio was 0 to 1.

BCR CAPITAL CORPORATION
NOTES TO FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2002

3. LEASES

The Company is obligated under an operating lease for its office facilities. Rent expense for 2002 was $ 57,866. Future minimum obligations on the lease in effect at December 31, 2002 are:

2003	$ 37,214

The Company shares its office with others. Payments received from these companies for their share of the occupancy expenses and certain other expenses in 2002 were $ 56,972. There is no written agreement.

BCR CAPITAL CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

Total Shareholders' Equity Qualified for Net Capital	$ 15,138
Deductions – prepaid expenses	(808)
Net Capital	$ 14,330

BCR CAPITAL CORPORATION
COMPUTATION OF BASIC NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

Aggregate Indebtedness	
Included in statement of financial condition	
Accounts payable, accrued expenses and other liabilities	$ 0
Computation of Basic Net Capital Requirement	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 0
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 9,330
Excess net capital at 1,000%	$ 14,330
Ratio: Aggregate indebtedness to net capital	0 to 1

BCR CAPITAL CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

Reconciliation with Company's Computation
(included in Part IIA of Form X-17A-5
as of December 31, 2002)

Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$	14,523
Net audit adjustments		193
Net capital per page 8	$	14,330

BCR CAPITAL CORPORATION
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS
UNDER RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2002

Broker-dealer is exempt from Rule 15c3-3. There were no security transactions during 2002.

PRICE & GARTRELL, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
BCR Capital Corporation
Indianapolis, Indiana

In planning and performing our audit of the financial statements of BCR Capital Corporation for the year ended December 31, 2002, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

As required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and procedures determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial function relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Stephen D. Price, C.P.A.
H. Lynn Gartrell, C.P.A.

Joseph G. Miller, Jr., C.P.A.
Frank T. Crislip, Jr., C.P.A.

8465 KEYSTONE CROSSING, SUITE 195 • INDIANAPOLIS, INDIANA 46240
(317) 257-4100 • FAX (317) 205-7005 • EMAIL pgpc@on-net.net

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected.
Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Price & Gartrell, P.C.

PRICE & GARTRELL, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

February 12, 2003